Mail Stop 6010

November 10, 2008

Bernard J. Tanenbaum III
Chief Executive Officer
Middle Kingdom Alliance Corp.
333 Sandy Springs Circle, Suite 223
Atlanta, Georgia 30328

> **Re:** **Middle Kingdom Alliance Corp.**
> **Preliminary Information Statement on Schedule 14A**
> **Filed November 3, 2008**
> **File No. 000-52358**

Dear Mr. Tanenbaum:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us how you concluded that investors have sufficient information to make a voting decision on proposals designed to give you time to complete a pending business combination if you do not provide them complete information about the combination, including all material terms of the combination and all material information about the target.

2. We note your disclosure in the proxy statement that extending the period for completion of a business combination was not contemplated by the IPO prospectus. However, it appears that the prospectus did contemplate this issue and expressly represented that you would not extend the period. We note, for

example the disclosure on page 45 of your IPO prospectus that "We view this obligation to dissolve and liquidate as an obligation to our stockholders and neither we nor our board of directors will take any action to amend or waive any provision of our certificate of incorporation to allow us to survive for a longer period of time if it does not appear we will be able to consummate a business combination within the foregoing time periods." Please revise your proxy statement to state clearly what your IPO prospectus indicated about the extension.

3.   Please tell us how you addressed in this proxy statement each applicable comment in our October 10, 2008 comment letter regarding the registration statement related to your business combination.

4.   Please provide us your analysis regarding whether your proxy material is an "offer" as defined in the Securities Act in connection with your business combination. Please refer to Rules 165 and 425.

5.   We note your references to "SEC review" of the business combination registration statement. Your document should not imply that the staff comment process involved review by the Commission itself or that that Commission has in any way passed on the disclosure in your documents. Also, you should not imply that your registration statement is "currently being reviewed" by the staff when you have not responded to staff comments.

6.   Please provide us your analysis of whether giving Class B holders the ability to "convert" their securities in connection with the extension is a tender offer subject to Rule 13e-4.

Proxy Statement Cover Page

7.   If true, please disclose that shareholders may, in connection with this special meeting, demand conversion of Class B common stock into a *pro rata* share of the trust account provided they check the "Exercise Conversion Rights" box on the proxy card and follow all other procedures described in the proxy statement.

Why is Middle Kingdom proposing to amend it certificate of incorporation?, page 3

8.   Please provide us a copy of the revised trust agreement that you disclose on page 3 will preclude additional extension of the period in which you are permitted to consummate a business combination.

9.   Please disclose whether after December 13, 2008 you could seek approval of any acquisition other than the disclosed Pypo acquisition.

10.   Please disclose how you determined the length of the extension period.

11.   Please tell us which provision of which document requires you to liquidate if 20%
        or more of the Class B holders vote against the extension.

Why should I vote for the Extension Amendment, page 4

12.   We note your reference to an attached opinion regarding the validity of the
        actions. We also note your disclosure in your IPO prospectus that this issue is not
        settled under Delaware law. If the issue remains unsettled, please say so directly.
        Also, with a view toward disclosure, please tell us how your company would be
        affected if a court disagreed with the conclusions in the attached opinion after you
        proceed with the extension.

How do the Middle Kingdom Shareholders intend to vote their shares, page 6

13.   Please tell us where you have filed the agreement in principle mentioned in the
        second paragraph.

14.   Please tell us how you considered the effect of Regulation M on the potential
        purchases mentioned in the second and fourth paragraphs.

15.   With a view toward disclosure, please tell us the source of the funds for the
        purchases mentioned in the second and fourth paragraphs. Also tell us whether
        the purchasers could receive the funds from Middle Kingdom or could be
        reimbursed before or after the business combination.

16.   Please tell us the authority on which you rely to update the disclosure in this
        document by filing a Form 8-K as you mention in the third paragraph.

17.   Please highlight the price and volume limitations of Rule 10b-18.

18.   Please provide us your analysis of whether the negotiated purchases mentioned in
        the fourth paragraph are subject to the tender offer rules.

19.   Please disclose any price limitations on the purchases mentioned in the fourth
        paragraph.

20.   Please tell us whether there have been any purchases to-date. In this regard, it is
        unclear whether the proxy statement and meeting mentioned in the third
        paragraph refer to the extension or the business combination.

What vote is required to adopt the Extension Amendment?, page 7

21.   From the last sentence of the second paragraph, we understand that you will not extend the deadline if 20% of the Class B shares vote against the extension, even if those shares do not convert. Please confirm our understanding or revise for clarity.

Since Middle Kingdom's IPO prospectus doesn't say…?, page 7

22.   Please tell us the basis for your disclosure regarding a statute of limitations "three years from the occurrence of the event giving rise to the claim."

23.   Please clarify whether the affiliates' indemnification obligation includes the obligation to indemnify the trust for fees or damages Middle Kingdom must pay related to the termination of the business combination and for liabilities under the federal securities laws.

What if I don't want to vote…, page 9

24.   Please quantify the amount to be received per Class B share if it is converted in connection with the extension. In this regard, please tell us why the wording of the conversion formulas in Article IV.C.2.i and IV.C.5 of your proposed amended charter differ; include in your response whether the different formulas result in a different amount to be paid per converted share.

Summary, page 13

25.   From your disclosure on pages 24-25, it appears that the effect of your proposals is to substantially increase the number of shares opposed to the business combination that would be required to block the transaction. We note the disclosure in your IPO prospectus that you will not consummate a business combination if 20% or more of the Class B holders convert; however, if your current proposals are approved, it appears that that the 20% will be in addition to those who oppose the combination and elect to convert in connection with this extension proposal rather than risk waiting until you submit the business combination for shareholder approval. Please clearly and prominently disclose and explain the effect of your proposals. Also clarify how this increase in the required blocking vote is "consistent with the spirit in which Middle Kingdom offered its securities to the public" as you disclose on page 23 and "preserves the investment proposition set forth in the IPO prospectus" as disclosed on page 27.

Conversion, page 16

26.   Please reconcile your statement at the bottom of page 16 that converting
        shareholders must hold their Class B shares through the effective date of the
        extension amendment with your disclosure on page 29 that converting
        shareholders must deliver their shares to your transfer agent before the meeting
        and will no longer own the shares upon such exercise of conversion rights.

Middle Kingdom's Recommendation to Stockholders, page 17

27.   Your disclosure in the second paragraph regarding why shareholders should
        consider the attached opinion and that shareholders should read it in its entirety
        appears inconsistent with the last paragraph of the opinion that the opinion is
        solely for Middle Kingdom Alliance Corp.'s benefit. Please revise or advise.

28.   Given the last paragraph of the opinion, please clarify whether counsel has
        consented to your use of the opinion in your document and to the manner in
        which you have summarized and quoted the opinion in your document.

The Extension Amendment, page 23

29.   Please tell us whether there are material federal income tax consequences of the
        proposals, including in connection with exercising the proposed conversion rights.
        If so, please tell us why you have not described those consequences in your
        document.

Possible Claims Against and Impairment of the Trust Account, page 25

30.   With a view toward disclosure, please tell us whether your proposals would give a
        party to the business combination agreement the right to terminate that agreement,
        whether because the agreed upon deadline was not satisfied, because of possible
        securities law claims, because of the increased number of shares that could
        convert and receive funds from the trust, or otherwise. Also tell us the
        consequences of any such termination, including payment of fees or damages.

Forced Liquidation, page 27

31.   Please reconcile your disclosure that the trust funds will be distributed to the
        Class B shareholders with Article IV.C.3 of your proposed charter amendment
        which appears to indicate that all Class B shares will be cancelled before the
        distribution. It appears that there will be no Class B shareholders to receive the
        distribution at the time that your charter contemplates the distribution.

Conversion Rights, page 28

32.   Clarify why those who vote against all of the proposals but do not convert in
        connection with the extension cannot convert in connection with the business
        combination.

Conversion Procedure, page 28

33.   We note your statement that shareholders that exercise conversion rights will no
        longer own those shares.
        - Please clarify who has the voting rights of those shares, including who will
          vote those shares in connection with the extension proposals.
        - If there are material tax implications for transferring ownership upon exercise
          and then regaining ownership if the extension proposals are not approved,
          please disclose those implications.

Interests of Middle Kingdom's Officers and Directors, page 30

34.   If payment to counsel who provided the opinion cited in your document is
        contingent on approval of the business combination, or otherwise, please say so
        clearly.

Beneficial Ownership of Securities, page 38

35.   Please tell us whether any of your officers and/or directors are related to
        principals of ChinaRock Capital Management Limited.

Where you can find more information, page 41

36.   Please tell us (1) what information is the subject of the first sentence of the second
        paragraph and (2) which "other documents" are the subject of the third sentence
        on page 13. Also, tell us the authority that provides that you need not deliver the
        information with the proxy statement.

Proxy Card

37.   We note the statement on the proxy card that, if stockholders do not provide
        direction on the proxy card, they will grant management discretionary authority to
        vote upon such other matters that may properly come before the meeting. Please
        reconcile this statement with the statement on page 2 and elsewhere that Delaware
        law and your bylaws preclude any business at the meeting other than the
        Extension Amendment.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Ralph V. De Martino, Esq.